
December 13, 2023

Neil J. Hennessy
Chief Executive Officer
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

> **Re: Hennessy Advisors, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 8, 2023**
> **File No. 333-275964**

Dear Neil J. Hennessy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance